THIS DOCUMENT IS A COPY OF THE FORM U-9C-3 UNDER RULE 58
FILED ON JUNE 28, 2002, PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
FOR THE QUARTER ENDED
March 31, 2002
NATIONAL GRID USA
25 Research Drive, Westborough, MA 01582

NATIONAL GRID USA

For The Quarter Ended March 31, 2002

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or	Date of	State of	Percentage of	Nature of Business
	Gas-Related	Organization	Organization	Voting Securities
	Company			Held

N/A for fourth quarter.

NATIONAL GRID USA
For The Quarter Ended March 31, 2002

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of	Principal	Issue Or	Cost of	Person to	Collateral	Consideration
	Security	Amount of	Renewal	Capital	Whom	Given with	Received for
	Issued	Security			Security	Security	Each Security
Was Issued

None

NATIONAL GRID USA
For The Quarter Ended March 31, 2002

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (cont'd.)

     (expressed in millions, rounded to hundred thousands of dollars)

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
National Grid USA	Wayfinder Group, Inc.	$(0.6)
National Grid USA	National Grid Transmission Services Corporation	$ 0.2

NATIONAL GRID USA
For The Quarter Ended March 31, 2002

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services	Direct Costs	Indirect Costs	Cost of Capital	Total Amount
		Rendered	Charged	Charged		Billed

      None

Part II - Transactions performed by associate companies on behalf of reporting companies (expressed in millions, rounded to hundred thousands of dollars)

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
New England Power Company	National Grid Transmission Services Corp.	Miscellaneous	(1)	(1)		(1)
New England Power Company	Wayfinder Group, Inc.	Miscellaneous (5)	(1)	(1)		(1)
National Grid USA Service Co., Inc.	New England Energy Incorporated	Miscellaneous (2)	(1)			(1)
National Grid USA Service Co., Inc.	EUA Energy Investment Corporation	Miscellaneous (3)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	Wayfinder Group, Inc.	Miscellaneous (4)	$0.2	(1)	(1)	$0.2
National Grid USA Service Co., Inc.	National Grid Transmission Services Corp.	Miscellaneous (4)	$0.2	(1)	(1)	$0.2
Niagara Mohawk Power Corporation	Niagara Mohawk Energy, Inc.	Miscellaneous	(1)			(1)

(1) Amounts are below $100,000.
(2) Represents 2 types of services totaling less than $100,000 in aggregate.
(3) Represents 5 types of services totaling less than $100,000 in aggregate.
(4) Represents 13 types of services totaling approximately $200,000 in aggregate.
(5) Majority of charges will ultimately be billed to external third party.

NATIONAL GRID USA
At March 31, 2002

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

     (expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:
Total consolidated capitalization as of March 31, 2002		$13,323.9	(1)	line 1
Total capitalization multiplied by 15 percent		1,998.6		line 2
(line 1 multiplied by 0.15)
Greater of $50 million or line 2		1,998.6		line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related consulting services (2)	$ 2.1
Energy software	2.2
Ownership, operation, and maintenance of Qualifying Facilities	28.8
Total current aggregate investment		$ 33.1		line 4
Difference between the greater of $50 million or 15 percent of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 4)		$1,965.5		line 5

(1)   Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt
      (including long-term debt due within one year), and short-term debt.

(2)   The former caption, Power Marketing and Other, has been changed to "Energy-related consulting services" to reflect the nature of the current major business focus of the respective Energy-related companies.

NATIONAL GRID USA
For The Quarter Ended March 31, 2002

ITEM 5 - OTHER INVESTMENTS

     (expressed in millions, rounded to hundred thousands of dollars)

Major Line or Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in U-9C-3 Report	Reason for Difference in Other Investment

Energy-related consulting services*	$ 8.0	$ 8.0

Ownership, operation, and maintenance of Qualifying Facilities	$26.7	$26.7

Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.

*     The former caption, Power Marketing and Other, has been changed to "Energy-related consulting services" to reflect the nature of the current major business focus of the respective pre-Rule 58 Energy-
     related company.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)	Exhibits
	10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.

SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NATIONAL GRID USA

                s/ John G. Cochrane
By
   John G. Cochrane, Senior Vice President and
   Chief Financial Officer

Date: June 28, 2002

EXHIBIT INDEX

Exhibit No.	Description	Page
10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions	Filed Herewith

CERTIFICATE

      A copy of the Form U-9C-3 report for the previous quarter (quarter ended December 31, 2001) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.

      The names and addresses of such state commissions are as follows:

      Mrs. Luly Massaro, Clerk
      Rhode Island Public Utilities Commission
      89 Jefferson Boulevard
      Warwick, Rhode Island 02888-1046

      Mary L. Cottrell, Secretary
      Massachusetts Department of
      Telecommunications and Energy
      1 South Station, 2nd Floor
      Boston, MA 02110

      Ms. Debra Howland
      Assistant Executive Director
      New Hampshire Public Utilities Commission
      8 Old Suncook Road
      Concord, New Hampshire 03301

SIGNATURE

NATIONAL GRID USA

               s/ John G. Cochrane
By
   John G. Cochrane, Senior Vice President and
   Chief Financial Officer

Date: June 28, 2002